PROSPECTUS
May 1, 2010

PC&J PERFORMANCE FUND

A No-Load Fund

300 Old Post Office
120 West Third Street
Dayton, Ohio 45402
www.pcjinvest.com

Investment Adviser: Parker Carlson & Johnson, Inc.

IMPORTANT FEATURES

Investment for Capital Growth
No Sales Commissions or Withdrawal Charges
Professional Management
Diversification

TABLE OF CONTENTS

FUND SUMMARY

Investment Objective: The investment objective of PC&J Performance Fund is long-term growth of capital.

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	None
Maximum Sales Load Imposed on Reinvested Dividends (as a percentage of offering price)	None
Deferred Sales Load (as a percentage of original purchase price or redemption proceeds, as applicable)	None
Redemption Fees (as a percentage of amount redeemed, if applicable)	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (as a percentage of average net assets)

Management Fees	1.00%
Distribution (12b-1) Fees	None
Other Expenses	.60%
Acquired Fund Fees and Expenses [1]	.11%
Total Annual Fund Operating Expenses	1.71%

[1] Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The Total Annual Fund Operating Expenses do not correlate to the Ratio of Expenses to Average Net Assets in the Financial Highlights because the financial statements only reflect the direct operating expenses of the Fund.

*Example***:** This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Example	1 Year	3 Years	5 Years	10 Years
	$174	$540	$931	$2,031

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 145% of the average value of its portfolio.

Principal Investment Strategy: The portfolio manager maintains a diversified portfolio of common stocks and publicly traded index products (also known as "exchange traded funds" or "ETFs"). Each stock is selected on the basis of potential growth in earnings and cash flow that will enable the stock to appreciate in value over time. The Fund may invest in any capitalization range of stocks. ETFs are selected based on the Adviser's assessment of which sectors are most likely to outperform the market. The Fund may focus its investments in one or more sectors, either by purchasing stocks in a particular sector or by purchasing a sector ETF.

ETFs own common stocks included in a particular index. Changes in the price of the index product track the movement of the associated index relatively closely. Index products include S&P Depositary Receipts ("SPDRs"), DIAMONDS, NASDAQ 100 Depositary Receipts, iShares and other similar instruments. SPDRs are shares of a publicly traded unit investment trust that owns the stocks included in the S&P 500 Index. The price and dividend yield of the SPDRs track the movement of the S&P 500 Index relatively closely, before deducting expenses. DIAMONDS and NASDAQ 100 Depositary Receipts are similar to SPDRs, but own the securities consisting of all the stocks of the Dow Jones Industrial Average and the NASDAQ 100 Index, respectively. iShares own the stocks in various indexes, including sector/industry indexes.

Principal Investment Risks: The biggest risk is that the Fund's returns may vary, and you could lose money. If you are considering investing in the Fund, remember that it is designed for long-term investors who can accept the risks of investing in a portfolio with significant common stock holdings.

<u>Common Stock Risk:</u> Common stocks (including ETFs) tend to be more volatile than other investment choices. The stock price of a particular company might decrease in value in response to the company's activities and financial prospects or in response to general market and economic conditions.

<u>Sector Risk:</u> The Fund may focus its investments in one or more sectors. If the Fund's portfolio is overweighted in a sector, any negative development affecting that sector will have a greater impact on the Fund than a fund that is not overweighted in that sector.

<u>Market Risk:</u> The value of the Fund's portfolio may decrease if the value of an individual company in the portfolio decreases. The value of the Fund's portfolio could also decrease if the stock market goes down. If the value of the Fund's portfolio decreases, the Fund's net asset value (NAV) will also decrease.

<u>ETF Risk:</u> There are risks associated with investing in ETFs. The underlying ETF may not achieve its objective. The ETFs in which the Fund invests will

not be able to replicate exactly the performance of the indices they track, because the total return generated by the securities will be reduced by transaction costs and operating expenses. To the extent the Fund invests in ETFs, the cost of investing in the Fund will be higher than the cost of investing directly in the underlying fund shares and may be higher than other mutual funds that invest directly in stocks. You will indirectly bear fees and expenses charged by the underlying funds in addition to the Fund's direct fees and expenses.

<u>Small and Medium Capitalization Risk</u>: To the extent the Fund invests in the stocks of small and medium sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Small and medium sized companies may experience higher failure rates than do larger companies. The trading volume of securities of small and medium sized companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies. Small and medium sized companies may have limited markets, product lines or financial resources and may lack management experience.

Performance: The following information illustrates how the Fund's performance has varied over time and provides an indication of the risks of investing in the Fund. The bar chart depicts the change in performance from year-to-year during the periods indicated. The table compares the Fund's average annual returns for the periods indicated to a broad-based securities market index. Of course, past performance(before and after taxes)cannot predict or guarantee future results.



A bar of proportionate size represents each percentage with the actual total return printed above the bar.

```
Best Quarter          13.56% for the quarter ended 6/30/03
Worst Quarter        -19.47% for the quarter ended 12/31/08
```

Average Annual Total Return
For the periods ended 12/31/09

	1 YEAR	5 YEARS	10 YEARS
Return Before Taxes	17.92%	-0.16%	-3.23%
Return After Taxes on Distributions[1]	17.81%	-0.96%	-3.87%
Return After Taxes on Distributions and Sale of Fund Shares[1]	11.80%	-0.03%	-2.70%
S&P 500 Index (reflects no deduction for fees, expenses, or taxes)	26.46%	0.42%	-0.96%

[1] Returns after taxes are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

The S&P 500 is the Standard & Poor's Composite Index of 500 Stocks, a widely recognized, unmanaged index of common stock prices.

Investment Adviser: Parker Carlson & Johnson, Inc.

Investment Adviser Portfolio Manager: James M. Johnson is the Fund's portfolio manager and has been since the Fund's inception (December 23, 1983).

Purchase and Sale of Fund Shares: You may purchase shares of the Fund on any business day the New York Stock Exchange is open. The minimum initial investment is $1,000 ($2,000 for tax deferred retirement plans). You may sell shares of the Fund on each day that the Fund is open for business by sending a written redemption request to the Fund.

Tax Information: Dividends paid by the Fund will be paid in cash and automatically reinvested in the Fund. Dividends may be taxable to you at ordinary income or capital gains tax rates.

Payments to Broker-Dealers and Other Financial Intermediaries: If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over

another investment.   Ask your salesperson or visit your financial
intermediary's website for more information.

ADDITIONAL INFORMATION ON INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Investment Objective

The investment objective of the Fund is long-term growth of capital. Current income is of secondary importance. This investment objective may be changed without the affirmative vote of a majority of the outstanding voting securities of the Fund. There can be no assurance that the Fund's investment objective will be obtained.

Principal Investment Strategies

The portfolio manager maintains a diversified portfolio of common stocks and publicly traded index products (also known as "exchange traded funds" or "ETFs"). Each stock is selected on the basis of potential growth in earnings and cash flow that will enable the stock to appreciate in value over time. ETFs are selected based on the adviser's assessment of which sectors are most likely to outperform the market. The Fund may invest in any capitalization range of stocks. ETFs are selected based on the Adviser's assessment of which sectors are most likely to outperform the market. The Fund may focus its investments in one or more sectors, either by purchasing stocks in a particular sector or by purchasing a sector ETF.

ETFs own common stocks included in a particular index. Changes in the price of the index product track the movement of the associated index relatively closely. Index products include S&P Depositary Receipts ("SPDRS"), DIAMONDS, NSADAQ 100 Depositary Receipts, iShares and other similar instruments. SPDRs are shares of a publicly traded unit investment trust that owns the stocks included in the S&P 500 Index. The price and dividend yield of the SPDRs track the movement of the S&P 500 Index relatively closely, before deducting expenses. DIAMONDS and NASDAQ 100 Depositary Receipts are similar to SPDRs, but own the securities consisting of all the stocks of the Dow Jones Industrial Average and the NASDAQ 100 Index, respectively. iShares own the stocks in various indexes, including sector/industry indexes.

Temporary Investments

The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. The Fund may invest for these purposes, in money market instruments (including money market funds), U.S. Treasury bills or other short-term interest bearing securities and in bank interest bearing checking accounts, including interest bearing checking accounts of the custodian. If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. The Fund may also invest in such short-term instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. To the extent that the Fund takes such temporary defensive measures, there can be no assurance that the Fund's investment objective will be obtained.

Common Stock Risk: Common stocks (including ETFs) tend to be more volatile than other investment choices. The stock price of a particular company might decrease in value in response to the company's activities and financial prospects or in response to general market and economic conditions.

Sector Risk: The Fund may focus its investments in one or more sectors. If the Fund's portfolio is overweighted in a sector, any negative development affecting that sector will have a greater impact on the Fund than a fund that is not overweighted in that sector.

Market Risk: The value of the Fund's portfolio may decrease if the value of an individual company in the portfolio decreases. The value of the Fund's portfolio could also decrease if the stock market goes down. If the value of the Fund's portfolio decreases, the Fund's net asset value (NAV) will also decrease.

ETF Risk: There are risks associated with investing in ETFs. The underlying ETF may not achieve its objective. The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track, because the total return generated by the securities will be reduced by transaction costs and operating expenses. To the extent the Fund invests in ETFs, the cost of investing in the Fund will be higher than the cost of investing directly in the underlying fund shares and may be higher than other mutual funds that invest directly in stocks. You will indirectly bear fees and expenses charged by the underlying funds in addition to the Fund's direct fees and expenses.

Small and Medium Capitalization Risk: To the extent the Fund invests in the stocks of small and medium sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Small and medium sized companies may experience higher failure rates than do larger companies. The trading volume of securities of small and medium sized companies is normally less than that of larger companies and, therefore, may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies. Small and medium sized companies may have limited markets, product lines or financial resources and may lack management experience.

Portfolio Holdings Disclosure

A description of the Fund's policies regarding the release of portfolio holdings information is available in the Fund's Statement of Additional Information. The Adviser posts the schedule of Fund holdings as of the latest month end on its public website approximately ten days after month end. Shareholders may request portfolio holdings schedules at no charge by calling 888-223-0600.

INVESTMENT ADVISER

The Fund has entered into an Investment Advisory Agreement with Parker Carlson & Johnson, Inc., 300 Old Post Office, 120 West Third Street, Dayton, Ohio (the "Adviser") in which the Adviser has agreed to provide the Fund with continuous investment advice, including management of the Fund's portfolio securities. The Adviser was organized in 1982 and has been the only investment adviser of the Fund.

The Adviser is also the investment adviser to the PC&J Preservation Fund and to various individual, business and pension fund clients and is registered under the Investment Advisers Act of 1940. All officers of the Adviser are certified by the Institute of Chartered Financial Analysts and/or Certified Financial Planner Board of Standards, and James M. Johnson and Kathleen Carlson are Chartered Financial Analysts.

As compensation for the investment advice, the Fund paid the Adviser a fee, for the year ended December 31, 2009, equal to 1.00% of the average daily net assets of the Fund.

A discussion of the factors considered by the Board of Trustees in renewing the Investment Advisory Agreement between the Fund and the Adviser is available in the Fund's most recent semi-annual report to shareholders.

Performance information for the Fund is contained in the Fund's annual report, which will be made available upon request and without charge.

Portfolio Manager

James M. Johnson is primarily responsible for the day-to-day management of the Fund's portfolio and has been since the Fund's inception (December 23, 1983). Mr. Johnson has been the Secretary and Chief Investment Officer of the Adviser since September 1982 and Secretary and a Trustee of the Fund since its inception. He became President of the Fund in 2005. The Fund's Statement of Additional Information provides information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.

DESCRIPTION OF SHARES AND TAXES

Ownership records of shares are maintained by the Fund's transfer agent, PC&J Service Corp. (an affiliated company of the Adviser), which confirms purchase and sale of shares and dividend and capital gain distributions. Certificates representing shares will not be issued.

The Fund will distribute to its shareholders a dividend at least annually, and more frequently if the Adviser determines that additional distributions are in the best interest of the shareholders. The dividend will consist of the Fund's net investment income and/or net realized capital gains. The dividend will be paid in cash and automatically reinvested in the Fund. For federal income tax purposes, the portion of the dividend that consists of net investment income and net short-term capital gains is taxable to shareholders as ordinary income. To the extent the underlying income of the Fund consists of qualified dividend income, income distributions by the Fund may be subject to the maximum long-term capital gains rate of federal income tax for individuals and may qualify for the "dividends received" deduction for corporations. The portion of the dividend that consists of net long-term capital gains is taxable to shareholders at long-term capital gain rates.

Distributions you receive from the Fund's net long-term capital gains in excess of its net short-term capital losses (also called "net capital gains") are generally taxable to you at the long-term capital gains rate. This is generally true no matter how long you have owned your shares and whether you reinvest your distributions or take them in cash. You may also have to pay taxes when you exchange or sell shares if the value of your shares has increased above their cost basis since you bought them. Any loss recognized on the sale of a share held for less than six months is treated as long-term capital loss to the extent of any net capital gain distributions made with respect to such share.

The Fund will mail a Form 1099 annually to shareholders which will include the total dividend paid, the amount of the dividend subject to federal income taxes as ordinary income and the amount of the dividend subject to long-term capital gain tax rates. The Fund anticipates that its distributions will generally consist of capital gains. Dividend distributions may be subject to state and local taxes. Shareholders are urged to consult their own tax advisors regarding specific questions about federal, state or local taxes they may be required to pay on their dividends.

Shareholders should direct all inquiries to PC&J Mutual Funds in writing at 300 Old Post Office, 120 W. Third St., Suite 300, Dayton, Ohio 45402 or by telephoning 888-223-0600.

HOW TO INVEST IN THE FUND

You may purchase shares of the Fund on any business day the New York Stock Exchange is open. The minimum initial investment is $1,000 ($2,000 for tax deferred retirement plans). There is no required minimum subsequent investment. The purchase price for shares will be the net asset value per share next determined after the order is received. (See "Determination of Share Price.") There is no sales charge or commission on your purchase of shares.

The Fund reserves the right to refuse to sell to any person. If a purchaser's check is returned to the custodian as uncollectible, the purchase order is subject to cancellation and the purchaser will be responsible for any loss incurred by the Fund.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask for other identifying documents or information. We may not be able to open an account or complete a transaction for you until we are able to verify your identity.

Initial Investment By Mail

You may purchase shares of the Fund by mail, in at least the minimum amount, by submitting a check payable to the order of "PC&J Mutual Funds" (please indicate that you wish to invest in the PC&J Performance Fund) and a completed and signed new account application, which accompanies this Prospectus, to PC&J Service Corp at the following address:

> PC&J Mutual Funds
> c/o PC&J Service Corp.
> 300 Old Post Office
> 120 West Third Street, Suite 300
> Dayton, Ohio 45402-1819

If the initial investment is made using a personal check, it must have the same address as the application.

Initial Investment By Wire

You may purchase shares of the Fund by wire, in at least the minimum amount, by:

- first completing and signing the new account application;

- telephoning (888-223-0600) the information contained in the new account application to the Fund;
- mailing the completed and signed new account application to PC&J Service Corp. at the address set forth in the preceding paragraph;
- instructing your bank to wire federal funds to the custodian. (Your bank may charge you a fee for sending such a wire, and the Fund will charge you for wire or other electronic fees charged by the Fund's custodian.)

Effective Date of Purchase

Your initial purchase of the Fund's shares will be effective on the date that the Fund receives the properly completed new account application and either the accompanying check or confirmation from the custodian that the custodian has received the wire transfer. The Fund's transfer agent, PC&J Service Corp., will mail you a confirmation of your initial investment.

Subsequent Investments

You may purchase additional shares of the Fund by:

- first providing the Fund, by mail or by telephone, the necessary information concerning the name of your account and account number;
- subsequently making the necessary payment, either by check (to PC&J Service Corp.) or wire transfer (to the custodian).

Your purchase of additional shares of the Fund will be effective on the date that the check or wire transfer is received in proper form. PC&J Service Corp. will mail you a confirmation of each subsequent investment.

Market Timing

The Fund discourages and does not accommodate market timing. Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of Fund shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders. The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive. This policy applies to all Fund shareholders. While the Fund attempts to deter market timing, there is no assurance that it will be able to identify and eliminate all market timers. Brokers maintaining omnibus accounts with the Fund have agreed to provide shareholder transaction information, to the extent known to the broker, to the Fund upon request.

Other Purchase Information

The Fund may authorize certain broker-dealers and other financial institutions (including their designated intermediaries) to accept on their behalf purchase and sell orders. If you purchase or sell shares through a broker-dealer or other financial institution, you may be charged a fee by that institution.

The Fund is deemed to have received an order when the authorized person or designee receives the order, and the order is processed at the net asset value next calculated thereafter. It is the responsibility of the broker-dealer or other financial institution to transmit properly completed orders promptly to the Fund's transfer agent.

Householding

To reduce expenses, we mail only one copy of the Prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund at 888-223-0600 or contact your financial institution. We will begin sending you individual copies thirty days after receiving your request.

HOW TO REDEEM YOUR INVESTMENT

You may sell shares of the Fund without charge (except for wire or other electronic fees charged by the Fund's custodian) at the net asset value next determined after the Fund receives your properly completed written request for redemption. The Fund will pay you for the shares you sell within 7 days of receiving your redemption request. However, the Fund will pay for redemptions of shares originally purchased by check only after the check has been collected, which normally occurs within fifteen days. The Fund further reserves the right to delay payment for the redemption of shares until the Fund has received the properly completed new account application with respect to such shares.

You may sell shares of the Fund on each day that the Fund is open for business by sending a written redemption request to the Fund. The written request must be signed by each shareholder, including each joint owner, exactly as the name appears on the Fund's account records. The redemption request must state the number or dollar amount of shares to be redeemed and your account number. For the protection of shareholders, additional documentation may be required from individuals, corporations, partnerships, executors, trustees and other fiduciaries.

Because the Fund incurs certain fixed costs in maintaining shareholder accounts, the Fund reserves the right to redeem all shares of any account on sixty days' written notice if the net asset value of the account, due to a redemption, is less than $1,000 ($2,000 for tax deferred retirement plans), or such other minimum amount as the Fund may determine from time to time. A shareholder may increase the value of his/her shares to the minimum amount within the sixty-day period. All shares of the Fund are also subject to involuntary redemption if the board of trustees determines to liquidate the Fund. An involuntary redemption will create a capital gain or capital loss, which may have tax consequences about which you should consult your tax advisor.

The Fund may suspend the right of redemption or may delay payment as follows:

- during any period the New York Stock Exchange is closed other than for customary weekend and holiday closings;
- when trading on the New York Stock Exchange is restricted, or an emergency exists (as determined by the rules and regulations of the Securities and Exchange Commission) so that disposal of the securities held in the Fund or determination of the net asset value of the Fund is not reasonably practicable;
- for such other periods as the Securities and Exchange Commission by order may permit for the protection of the Fund's shareholders.

DETERMINATION OF SHARE PRICE

On each day that the Fund is open for business, the net asset value of the shares is determined as of 4:00 p.m. Eastern Time. The Fund is open for business on each day the New York Stock Exchange is open for business. The net asset value per share is computed by dividing the sum of the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including estimated accrued expenses) by the total number of shares then outstanding.

The Fund's assets are generally valued at their market value based on market quotes. If market prices are not available or, in the adviser's opinion, market prices do not reflect fair value, or if the adviser learns of an event that occurs after the close of trading (but prior to the time the net asset value is calculated) that materially affects fair value, the adviser will value the Fund's assets at their fair value according to policies approved by the Fund's Board of Trustees. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its net asset value, or if an Exchange closes early, the adviser may need to price the security using the Fund's fair value pricing guidelines. Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the net asset value of long term investors. Fair valuation of a Fund's portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's net asset value by short term traders.

If any portion of the Fund's assets are invested in other mutual funds, that portion of the Fund's NAV is calculated based on the NAV of that mutual fund. The prospectus for the other mutual fund explains the circumstances and effects of fair value pricing for that fund.

The share price of the Fund will fluctuate with the value of its portfolio securities.

FINANCIAL HIGHLIGHTS

[To be supplied with subsequent amendment]

PRIVACY POLICY

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

Categories of Information the Fund Collects. The Fund collects the following nonpublic personal information about you:

- Information the Fund receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and
- Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Fund does not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Fund is permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Fund's custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security. The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. The Board of Trustees has instructed the Administrator to safeguard personal information and provide reasonably secure disposal methods.

FOR MORE INFORMATION

Shareholder inquiries regarding the Fund can be made to:

PC&J Performance Fund
300 Old Post Office
120 West Third St.
Suite 300
Dayton, Ohio 45402

Telephone: 888-223-0600

Several additional sources of information are available to you. The Fund's **Statement of Additional Information** (SAI), is incorporated into this prospectus by reference (i.e., is legally part of this prospectus). It contains detailed information on Fund policies and operations, including policies and procedures relating to the disclosure of portfolio holdings by the Fund's affiliates. Annual reports contain management's discussion of market conditions and investment strategies that significantly affected the Fund's performance results as of the Fund's latest annual fiscal year end.

Call the Fund at 888-223-0600 to request copies of the SAI and the Fund's annual and semi-annual reports free of charge, to request other information about the Fund and to make shareholder inquiries. Shareholders also may request such information by visiting www.pcjinvest.com.

You may review and copy information about the Fund (including SAI and other reports) at the Securities and Exchange Commission (SEC) Public Reference Room in Washington, D.C. Call the SEC at 1-202-551-8090 for room hours and operation. You may also obtain reports and other information about the Fund on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act # 811-03906